Exhibit 99.1

ITAÚ CORPBANCA ANNOUNCES RESULTS OF ITS PREEMPTIVE RIGHTS OFFERINGS AND PLAN TO PROCEED WITH SUBSEQUENT PREEMPTIVE RIGHTS OFFERING

SANTIAGO, CHILE, November 4, 2021 – On October 4, 2021, ITAÚ CORPBANCA (NYSE: ITCB) (the “Company”) launched an offering of transferrable rights (“Rights”) to subscribe for its common shares, including common shares represented by American Depositary Shares (“ADS”), in connection with a previously announced capital increase of up to 461,111,111,111 new common shares of the Company, approved at an extraordinary shareholders’ meeting held by the Company on July 13, 2021 (the “Statutory Preemptive Rights Offering”). The offering of Rights in Chile commenced on October 4, 2021 and the offering of Rights with respect to ADSs (the “ADS Rights”) commenced on October 5, 2021 (the “Preemptive ADS Rights Offering”). As previously disclosed, the Preemptive ADS Rights Offering ended at 5:00 p.m. (New York City time) on October 26, 2021 and the Statutory Preemptive Rights Offering in Chile ended at 11:59 p.m. (Santiago, Chile time) on November 2, 2021.

The Company was informed by The Bank of New York Mellon, the depository bank for its ADSs traded on the New York Stock Exchange and agent for the ADS Rights, that preemptive rights for a total of 299,419 ADSs have been exercised, representing 449,128,500 common shares. Further, an additional 45,806 ADSs Rights were requested in connection with the Subsequent Statutory Preemptive Rights Offering described below, representing 68,709,000 common shares. In total, ADS Rights representing 6.6% of the total number of new ADSs offered to ADS holders were exercised. The Company was also informed by The Bank of New York Mellon that the 6,348,638,580 preemptive share rights underlying unsubscribed preemptive ADS Rights were sold on the local Chilean stock exchanges during the Statutory Preemptive Rights Offering.

During the mandatory 30-day period of the Statutory Preemptive Rights Offering in Chile, a total of 339,041,790,596 common shares (including common shares represented by ADSs) were subscribed and paid, in the Chilean and international markets, representing 73.5% of the total new common shares issued in the aforementioned capital increase, with a total of 122,069,320,515 new common shares remaining unsubscribed and unpaid. On October 4, 2021, Itaú Unibanco Holding S.A. (“IUH”), the Company’s controlling shareholder, subscribed and paid a total of 180,848,580,767 new common shares, representing approximately 39.2% of the total new common shares issued in the aforementioned capital increase. In addition, as previously reported by the Company, ITB Holding Brasil Participações Ltda. (“ITB”), an affiliate of IUH, exercised in full the 76,166,437,592 Rights that had been transferred to an affiliate of IUH as a creditor of Corp Group Banking S.A. (“CorpGroup”) and as authorized by the United States Bankruptcy Court for the District of Delaware in connection with CorpGroup’s filing for protection under the United States Bankruptcy Court (such Rights amounting to the subscription and payment by ITB of a total of 76,166,437,592 new common shares representing approximately 16.5% of the total new common shares issued in the aforementioned capital increase). In total, during the Statutory Preemptive Rights Offering, IUH and its affiliates subscribed and paid for a total of 257,015,018,359 new common shares, representing 55.7% of the total new common shares issued in the aforementioned capital increase. IUH and its affiliates held 53.79% of the Company’s common shares as of the end of the Statutory Preemptive Rights Offering.

As described in the prospectus supplement (the “Prospectus Supplement”), dated October 4, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”), on November 4, 2021, the board of directors of the Company authorized the Company to offer (the “Subsequent Statutory Preemptive Rights Offering”) the 122,069,320,515 common shares that remained unsubscribed following the Statutory Preemptive Rights Offering on a proportionate basis to holders who exercised in full their Rights in the Statutory Preemptive Rights Offering, of which 162,573,660 common shares represented by ADSs will be allocated to holders who exercised in full their ADS Rights in the Preemptive ADS Rights Offering and requested additional ADS Rights, as described in the Prospectus Supplement. The Subsequent Statutory Preemptive Rights Offering will commence on November 11, 2021 and end at 11:59 p.m. (Santiago, Chile time) on November 16, 2021, as further detailed in the Prospectus Supplement.

Subscribing Rights holders in Chile will receive delivery of their new common shares through the Chilean clearing system, the Depósito Central de Valores S.A., Depósito de Valores (“DCV”) at the time of subscription and payment of the subscription price, both in connection with the Statutory Preemptive Rights Offering and the Subsequent Statutory Preemptive Rights Offering. All subscribing ADS Rights holders will receive delivery of their new ADSs at the conclusion of the Subsequent Statutory Preemptive Rights Offering.

A registration statement on Form F-3ASR relating to the securities offered in the United States in the Rights offerings and a prospectus supplement to the prospectus contained in such registration statement have been filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

J.P. Morgan, Itaú BBA, and BTG Pactual are acting as the global coordinators for the offerings described herein. Larrain Vial is acting as the bookrunner for the offerings described herein.

A prospectus and prospectus supplement relating to this offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; or Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section and under the heading “Cautionary Language Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company’s forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Contact Information

For further information, please contact:

ITAÚ CORPBANCA

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +562-2660-1751